Michael Page
INTERNATIONAL
Management Accounts, 8 Bath Road, Slough SL1 3SA Tel: 01753 826800 Fax: 01753 849380
e-mail: uk.accounts@michaelpage.com

03 NOV 12 AM 7:21

31 October 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

03037262

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of interests

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

www.michaelpage.co.uk

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	09:38 24 Oct 2003
Number	2727R

RNS Number:2727R
Michael Page International PLC
24 October 2003

NOTIFICATION OF INTERESTS

The following dealings on 22 October 2003 by the Employee Benefit Trust established by the Company have been notified to the Company. The trust is a discretionary trust for the benefit of employees of Michael Page International plc.

On receipt of the 2003 interim dividend, the Employee Benefit Trust purchased 117,779 Michael Page International plc shares at £1.76 per share. The total holding following this notification is 28,586,164 broken down as follows:

22,889,978 shares held for the Restricted Share Scheme
5,696,186 shares held for options granted to employees

The Executive Directors are included as beneficiaries under the trust and are deemed to be interested in those and the dealings thereof for the purposes of Section 324 of the Companies Act 1985. Their increase and individual holdings in the Employee Benefit Trust following this notification are as follows:

	Increase	Total Holding
Terry Benson	29,193	5,673,583 shares
Stephen Burke	16,107	3,130,254 shares
Stephen Ingham	8,557	1,662,947 shares
Stephen Puckett	755	146,731 shares
Charles-Henri Dumon	16,107	3,130,254 shares

For and on behalf of Michael Page International plc.

Jeremy Tatham

END